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                                                    Filed by Global Sports, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                              Subject Company: Ashford.com, Inc.
                                                   Commission File No. 000-27357


The following document was previously filed as Exhibit 2.1 to the Form 8-K filed by Global Sports, Inc. on September 18, 2001, and is incorporated herein by reference:

Agreement and Plan of Merger and Reorganization, dated as of September 13, 2001, by and among Global Sports, Inc., a Delaware corporation, Ruby Acquisition Corp., a Delaware corporation, and Ashford.com, Inc., a Delaware corporation.

The following document was previously filed as Exhibit 2.2 to the Form 8-K filed by Global Sports, Inc. on September 18, 2001, and is incorporated herein by reference:

Form of Voting Agreement, dated as of September 13, 2001, in substantially the form entered into between Global Sports, Inc., a Delaware corporation, and certain stockholders of Ashford.com, Inc., a Delaware corporation.

Additional Information and Where to Find It

Global Sports, Inc., a Delaware corporation ("Global Sports"), plans to file a Registration Statement on Form S-4 in connection with the merger, and Ashford.com, Inc., a Delaware corporation ("Ashford"), expects to mail a Prospectus/Proxy Statement to stockholders of Ashford containing information about the merger. Investors and security holders of Ashford are urged to read the Registration Statement and Prospectus/Proxy Statement carefully when they are available. The Registration Statement and the Prospectus/Proxy Statement will contain important information about Global Sports, Ashford, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the Web site maintained by the Securities and Exchange Commission at http://www.sec.gov. Free copies of the Prospectus/Proxy Statement and these other documents may also be obtained from Ashford by directing a request by mail to Ashford at Ashford.com, Inc., 3800 Buffalo Speedway, Suite 400, Houston, Texas 77098.

In addition to the Registration Statement and the Prospectus/Proxy Statement, Global Sports and Ashford file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Global Sports and Ashford at the Securities and Exchange Commission's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Securities and Exchange Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. Global Sports' and Ashford's filings with the Securities and Exchange Commission are also available to the public from commercial document-retrieval services and at the Web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

Interests of Certain Persons in the Merger

The directors and executive officers of Global Sports and Ashford have interests in the merger, some of which may differ from, or may be in addition to, those of Ashford stockholders generally. A description of the interests that Global Sports' and Ashford's directors and executive officers have in the merger will be available in the Prospectus/Proxy Statement.

Solicitation of Proxies


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Ashford, its directors, executive officers and certain other members of
Ashford's management and employees may be soliciting proxies from Ashford stockholders in favor of the merger. The directors and officers of Global Sports may be deemed to be participants in Ashford's solicitation of proxies. Information concerning the participants will be set forth in the Prospectus/Proxy Statement when it is filed with the Securities and Exchange Commission.